2025 ANNUAL REPORT globalstar.com 1351 Holiday Square Blvd | Covington, LA 70433 | 877-452-5782

2 Dear Stockholders, 2025 was a year defined by expansion of our strategic relevance across mission-critical industries. Over the past twelve months, Globalstar meaningfully strengthened its position as a global connectivity platform operating at the intersection of satellite, licensed spectrum, private wireless, and next-generation IoT. We advanced our next-generation constellation plans, expanded our ground infrastructure footprint across multiple continents, deepened our entry into defense and public sector markets, and accelerated commercialization of our terrestrial and multimode connectivity solutions. This was not a year of incremental progress. It was a year of structural advancement. Throughout 2025, we engaged actively with stockholders, regulators, enterprise partners, and government stakeholders across global forums. From ringing the NASDAQ opening bell and completing our transfer to the NASDAQ Global Select Market, to industry-specific thought leadership at conferences worldwide, we reinforced Globalstar’s strategic direction and long-term growth thesis. Our market updates communicated continued advancement and underscored our confidence in the durability of our asset base and market positioning. 2025 ANNUAL REPORT A central focus of 2025 was strengthening the foundation of Globalstar’s wholesale satellite business through continued infrastructure expansion and advancement of our next-generation constellation roadmap. Our business plan includes delivering expanded services over a new MSS network, including a new satellite constellation, upgraded ground infrastructure, and increased global MSS licensing, referred to collectively as our Extended MSS Network. Complementing our replacement second-generation satellites expected to be launched this year, our third-generation, or C-3, constellation comprised of over 50 satellites is designed to expand network capacity, enhance service durability, and position Globalstar to support both wholesale and our own direct customer offerings well into the future. Unlike many emerging entrants, Globalstar builds on decades of operational experience, licensed spectrum stewardship, and established orbital assets. Our bent pipe architecture continues to differentiate us by enabling rapid service innovation without requiring a redesign of the satellite network or acquisition of new spectrum. During 2025, we also demonstrated our ability to operate evolving standards across our existing LEO infrastructure, highlighting the depth of our spectrum and standards expertise. As satellite connectivity continues to transition from niche capability to mainstream communications infrastructure, Globalstar remains positioned as a proven operator with global licenses and scalable architecture. Wholesale Satellite Services: Expanding Our Network Foundation

32025 ANNUAL REPORT Supporting our space segment expansion, 2025 marked one of the most significant years of ground infrastructure investment in Globalstar’s history. In parallel with our satellite development efforts, we continue to expand our global ground station infrastructure with the deployment of our C-3 tracking antennas. This investment represents a critical step forward in the development of the Extended MSS Network and is designed to ensure that Globalstar’s network can scale to meet growing demand for satellite-enabled connectivity across IoT, direct-to-device, and other mission-critical communications applications. This multi-continent gateway expansion enhances network redundancy, increases capacity, and strengthens geographic resilience across our infrastructure. We also continued to advance our regulatory agenda. In 2025, Globalstar attended 21 international conferences and held face-to-face meetings with 64 administrations, while also submitting contributions in 26 public consultations conducted by 17 administrations. In addition, we made meaningful progress towards our international regulatory commitments by completing 50% of the ITU financial investments associated with our next-generation network development. Ground infrastructure plays a central role in network reliability and scalability. By continuing to invest in earth station expansion and teleport modernization, we are strengthening the operational backbone that supports both our existing and future constellations. These investments also reinforce our ability to support enterprise, defense, and wholesale customers that require predictable, resilient communications performance. Ground Infrastructure: Strengthening Our Global Network 2025 also marked continued progress in the commercialization of Globalstar’s terrestrial spectrum assets and private wireless technologies. Our XCOM RAN solution continued to gain traction within the private 5G ecosystem. During the year, Boingo Wireless completed a proof-of-concept trial demonstrating the ability of XCOM RAN to support next-generation private wireless deployments. An integration of the platform into Boingo’s private network portfolio highlights growing partner engagement and increasing commercial relevance for the XCOM RAN technology. In parallel, our licensed Band n53 spectrum continued expanding its geographic reach and ecosystem support. As a globally harmonized mid-band spectrum asset, n53 provides enterprises with an interference-resistant alternative capable of supporting mission-critical industrial connectivity applications. Terrestrial Assets: Advancing XCOM RAN and Band n53

42025 ANNUAL REPORT We also saw increasing interest in the use of XCOM RAN within government and defense environments. During the year, Globalstar participated in a research initiative evaluating high-capacity private wireless architectures for defense applications, and our ecosystem partners secured government funding to further develop advanced 5G solutions for challenging operational environments. These developments demonstrate how Globalstar’s licensed spectrum and proprietary wireless technology are extending the Company’s role beyond satellite services and into hybrid satellite-terrestrial connectivity platforms. Momentum across Globalstar’s commercial IoT business remained strong throughout 2025, supported by product innovation and expanding enterprise demand. One of the most significant milestones during the year was the launch of two-way satellite IoT capabilities with the commercial rollout of the RM200M module. This development represents an important expansion of Globalstar’s IoT portfolio, moving beyond one-way monitoring to enable reliable command and control for enterprise, government, and industrial customers. Two-way IoT expands our addressable market and enables higher-value use cases where confirmation and resiliency are critical, including asset tracking, infrastructure monitoring, logistics management, and safety applications. Average commercial IoT subscribers increased 6% year over year, while IoT hardware revenue grew 50% year over year. This growth reflects continued adoption of satellite connectivity across industries including agriculture, wildfire response, industrial monitoring, and public safety. Commercial IoT: Scaling Enterprise Connectivity Globalstar’s SPOT consumer product line continues to deliver reliable satellite connectivity to individuals operating beyond the reach of traditional communications networks. Used by outdoor enthusiasts, adventurers, and professionals worldwide, SPOT devices provide critical safety capabilities, including satellite messaging, GPS tracking, and emergency SOS alerting. Most importantly, SPOT represents a life-saving solution when emergencies occur far from cellular coverage. In July 2025, a remote canoe expedition in Ontario demonstrated the real-world value of the technology. During a backcountry trip along the rugged Lady Evelyn River, an experienced outdoorsman suffered a serious head injury after slipping on a rock during a portage. With no cellular coverage and no road access in the remote wilderness, his sister activated the SOS feature on her SPOT device. The alert triggered a coordinated emergency response and a helicopter rescue team successfully located the pair in the dense backcountry and delivered medical assistance. SPOT Consumer: A Life-Saving Connectivity Solution

52025 ANNUAL REPORT Stories like this underscore the core mission behind SPOT: providing a dependable safety lifeline for people exploring and working beyond the reach of traditional communications networks. Across thousands of rescues worldwide, SPOT continues to reinforce Globalstar’s role in delivering reliable satellite-enabled safety solutions to consumers and professionals alike. 2025 was a transformational financial year for Globalstar. Full-year 2025 revenue reached a record $273.0 million, up 9% from 2024, while our Adjusted EBITDA* margin held strong at 50%. These results reflect disciplined execution of our business plan, continued growth in IoT hardware and services, and strong performance across our government and wholesale customers. We also reached key milestones related to our ITU commitments and successfully transferred our listing to the NASDAQ Global Select Market. During the year, Globalstar rang the NASDAQ opening bell, highlighting our growing visibility within the investment community. For 2026, we are forecasting revenue between $280 million and $305 million, representing 7% year-over-year growth at the midpoint, with an Adjusted EBITDA* margin of approximately 50%. These accomplishments and projected continued growth reinforce Globalstar’s position not only as a technology innovator but also as a disciplined operator managing long-term infrastructure assets across satellite and terrestrial connectivity markets. Financial and Market Positioning 2025 demonstrated that Globalstar’s strategy is working. y We advanced next-generation satellite deployment y We expanded our ground network footprint globally y We expanded in defense and public sector markets y We scaled enterprise private wireless commercialization y We introduced new two-way IoT capabilities Positioning for Sustained Global Growth

62025 ANNUAL REPORT As global demand for resilient connectivity grows across defense, logistics, industrial automation, and public safety, we believe Globalstar is uniquely positioned at the convergence of satellite and terrestrial innovation. Our priorities remain clear: y Continue advancing our satellite constellation roadmap with two planned launches during 2026 and further development of next-generation satellites y Expand global ground infrastructure y Deepen our defense and public sector presence y Scale XCOM RAN and Band n53 deployments y Accelerate the proliferation of our IoT solutions across global markets y Deliver disciplined, long-term value to our stockholders We enter the next year with strengthened infrastructure, expanded market access, and growing relevance in mission-critical connectivity. On behalf of our Board and our global workforce, thank you for your continued support. Sincerely, Dr. Paul E. Jacobs Chief Executive Officer Globalstar, Inc. * Adjusted EBITDA is a non-GAAP financial measure. For more information, refer to “Reconciliation of GAAP Net Loss to Non-GAAP Adjusted EBITDA” following this letter.

2025 2024 Net loss (8,651)$ (63,164)$ Interest income and expense, net 40,920 13,562 Derivative (gain ) loss (14,519) 2,097 Income tax expense 5,878 2,135 Depreciation, amortization and accretion 87,401 88,986 EBITDA 111,029 43,616 Non-cash compensation 23,413 35,548 Foreign exchange and other (16,252) 17,043 Reduction in the value of inventory and disposal of long-lived assets 7,228 883 Non-cash expenses associated with the License Agreement (2) 4,054 7,671 Loss on extinguishment of debt - 27,378 Transaction costs 6,610 3,202 Adjusted EBITDA (1) 136,082$ 135,341$ (1) EBITDA represents earnings before interest, income taxes, depreciation, amortization, accretion and derivative (gains)/losses. Adjusted EBITDA excludes non-cash compensation expense, reduction in the value of assets, foreign exchange (gains)/losses, and certain other non- cash or non-recurring charges as applicable. Management uses Adjusted EBITDA to manage the Company's business and to compare its result more closely to the results of its peers. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to GAAP measurements, such as net loss. These terms, as defined by us, may not be comparable to similarly titled measures used by other companies. The Company uses Adjusted EBITDA as a supplemental measurement of its operating performance. The Company believes it best reflects changes across time in the Company's performance, including the effects of pricing, cost control and other operational decisions. The Company's management uses Adjusted EBITDA for planning purposes, including the preparation of its annual operating budget. The Company believes that Adjusted EBITDA also is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of companies in similar industries. As indicated, Adjusted EBITDA does not include interest expense on borrowed money or depreciation expense on our capital assets or the payment of income taxes, which are necessary elements of the Company's operations. Because Adjusted EBITDA does not account for these expenses, its utility as a measure of the Company's operating performance has material limitations. Because of these limitations, the Company's management does not view Adjusted EBITDA in isolation and also uses other measurements, such as revenues and operating profit, to measure operating performance. GLOBALSTAR, INC. RECONCILIATION OF GAAP NET LOSS TO NON-GAAP ADJUSTED EBITDA (In thousands) (unaudited) Year Ended

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGEACT OF 1934 For the Fiscal Year Ended December 31, 2025 OR □ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGEACT OF 1934 For the Transition Period from to Commission File Number 001-33117 GLOBALSTAR, INC. (Exact Name of Registrant as Specified in Its Charter) Delaware 41-2116508 (State or Other Jurisdiction of Incorporation or Organization) (I.R.S. Employer Identification No.) 1351 Holiday Square Blvd. Covington, Louisiana 70433 (Address of Principal Executive Offices) Registrant's Telephone Number, Including Area Code (985) 335-1500 Securities registered pursuant to section 12(b) of the Act: Title of each class Trading Symbol Name of exchange on which registered Common Stock, par value $0.0001 per share GSAT The Nasdaq Stock Market LLC Securities registered pursuant to section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes☒ No □ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes □ No☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes☒ No □ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes☒ No □ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☒ Accelerated filer □ Non-accelerated filer □ Smaller reporting company □ Emerging growth company □ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. □ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-OxleyAct (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes☒ No □ If securities are registered pursuant to Section 12(b) of theAct, indicate by checkmarkwhether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. □ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). □ Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes □ No☒ The aggregate market value of the registrant's common stock held by non-affiliates at June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1.1 billion. As of February 20, 2026, 128,554,348 shares of voting common stock were outstanding and 149,425 shares of preferred stock were outstanding. Unless the context otherwise requires, references to common stock in this Report mean the Registrant's voting common stock. DOCUMENTS INCORPORATED BYREFERENCE Portions of the Registrant's Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated by reference in Part III of this Report.

Exhibit 31.1 Certification of Principal Executive Officer of Globalstar, Inc. Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended I, Dr. Paul E. Jacobs, certify that: 1. I have reviewed this annual report on Form 10-K of Globalstar, Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a- 15(f) and 15d-15(f)) for the registrant and have: (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared; (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions): (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Date: February 27, 2026 By: /s/ Dr. Paul E. Jacobs Dr. Paul E. Jacobs Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2 Certification of Principal Financial Officer of Globalstar, Inc. Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended I, Rebecca S. Clary, certify that: 1. I have reviewed this annual report on Form 10-K of Globalstar, Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a- 15(f) and 15d-15(f)) for the registrant and have: (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared; (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions): (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Date: February 27, 2026 By: /s/ Rebecca S. Clary Rebecca S. Clary Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1 Certification of Principal Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of Globalstar, Inc. (the “Company”), does hereby certify that: This annual report on Form 10-K for the year ended December 31, 2025 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company. February 27, 2026 By: /s/ Dr. Paul E. Jacobs Dr. Paul E. Jacobs Chief Executive Officer (Principal Executive Officer)

Exhibit 32.2 Certification of Principal Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of Globalstar, Inc. (the “Company”), does hereby certify that: This annual report on Form 10-K for the year ended December 31, 2025 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company. February 27, 2026 By: /s/ Rebecca S. Clary Rebecca S. Clary Chief Financial Officer (Principal Financial Officer)

Stock Performance Graph The following graph shows a comparison of the cumulative total stockholder return for our Common Stock, the NASDAQ Telecommunications Index, the S&P 500 Stock Index and the Dow Jones Industrial Average Index from 2021 through 2025. This comparison assumes $100 had been invested on December 31, 2020, in (1) our Common Stock, (2) the NASDAQ Telecommunications Index, (3) the S&P 500 and (4) the Dow Jones Industrial Average Index. Such returns are based on historical results and are not intended to suggest future performance. The calculation of cumulative total stockholder return is based on the change in stock price and assumes reinvestment of dividends for the NASDAQ Telecommunications Index, the S&P 500 Stock Index and the Dow Jones Industrial Average Index. The historical stock prices of our Common Stock have been restated to reflect the 1:15 reverse stock split effectuated on February 10, 2025. $- $200 $400 $600 $800 $1,000 $1,200 $1,400 12/31/2020 12/31/2021 12/31/2022 12/31/2023 12/31/2024 12/31/2025 Globalstar, Inc. Common Stock Performance Graph Globalstar, Inc. Nasdaq Telecommunications Index S&P 500 Stock Index Dow Jones Industrial Average Index

Headquarters Globalstar, Inc. 1351 Holiday Square Blvd. Covington, LA 70433 USA (985) 335-1500 Company Website www.globalstar.com Stockholder Information For further information about the Company, hard copies of this Report, SEC filings, and other published corporate information, please visit the Company’s website noted above. Additionally, copies will be furnished, without charge, to any stockholder of the Company entitled to vote at the Annual Meeting, upon written request to the investor relations department at email provided below. Transfer Agent Computershare Canton, MA Independent Auditors Ernst & Young, LLP New Orleans, LA Legal Counsel Jones Walker, LLP New Orleans, LA Investor Relations investorrelations@globalstar.com Board of Directors James Monroe III Executive Chairman of the Board Thermo Companies Dr. Paul E. Jacobs Director and Chief Executive Officer, Globalstar, Inc. James F. Lynch Director Thermo Companies William A. Hasler Director Benjamin G. Wolff Director Palladyne AI Keith O. Cowan Director Rivada Networks, Inc. Timothy E. Taylor Director and Vice President, Finance, Business Operations, & Strategy Globalstar, Inc. Thermo Companies Executive Officers Dr. Paul E. Jacobs Director and Chief Executive Officer, Globalstar, Inc. James Monroe III Executive Chairman of the Board Rebecca S. Clary Vice President, Chief Financial Officer L. Barbee Ponder IV General Counsel and Vice President, Regulatory Affairs Corporate Secretary Rebecca S. Clary Corporate Secretary Common Stock The Company’s common stock is traded on The Nasdaq Stock Market LLC under the symbol “GSAT.” As of March 23, 2026, the Company had 128,591,126 shares outstanding and 295 holders of record.

globalstar.com 1351 Holiday Square Blvd | Covington, LA 70433 | 877-452-5782globalstar.com 1351 Holiday Square Blvd | Covington, LA 7043 | 87 -452-5782